Daniel S. Farkas

Senior Vice President

and General Counsel

February 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act
of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that NCL Corporation Ltd. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 20, 2013. This disclosure can be found on page 53 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours, NCL Corporation Ltd.

By:	/s/ Daniel S. Farkas
Name:	Daniel S. Farkas
Title:	Senior Vice President and General Counsel